SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

May 30, 2025

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of LM Ericsson Telephone Company, May 30, 2025 regarding “New number of shares and votes in Telefonaktiebolaget LM Ericsson”

PRESS RELEASE May 30, 2025

New number of shares and votes in Telefonaktiebolaget LM Ericsson

The total number of shares in Telefonaktiebolaget LM Ericsson (NASDAQ:ERIC) as of May 30, 2025, amounts to 3,371,351,735 of which 261,755,983 are A shares and 3,109,595,752 are B shares. The total number of votes is 572,715,558.2 of which the A shares represent 261,755,983 votes and the B shares represent 310,959,575.2 votes.

The increase in the number of shares and votes is a result of the company’s issue of a total of 23.1 million C shares completed in May 2025. The C shares have subsequently been repurchased by the company and converted into B shares by virtue of a conversion clause in the articles of association. This is in accordance with the resolution by the AGM 2025 to expand the treasury stock as part of the financing of the Long-Term Variable Compensation Programs LTV 2025 and LTV 2024 for the company’s executive team and other executives. The company currently holds 38,065,074 B shares as treasury stock.

This information is information that Telefonaktiebolaget LM Ericsson is obliged to make public pursuant to the Swedish Financial Instruments Trading Act. The information was submitted for publication at 08.00 CEST on May 30, 2025.

NOTES TO EDITORS:

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ABOUT ERICSSON: Ericsson’s high-performing networks provide connectivity for billions of people every day. For nearly 150 years, we’ve been pioneers in creating technology for communication. We offer mobile communication and connectivity solutions for service providers and enterprises. Together with our customers and partners, we make the digital world of tomorrow a reality. www.ericsson.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ LARS SANDSTRÖM
Lars Sandström
Senior Vice President, Chief Financial Officer

Date: May 30, 2025